

May 17, 2024

Hok Wai Alex Ko
Chief Executive Officer
PS International Group Ltd.
Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

> **Re: PS International Group Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted May 9, 2024**
> **CIK No. 0001997201**

Dear Hok Wai Alex Ko:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 2, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4

Cover Page

1.   We note your revised disclosure in response to prior comment 1. Please expand your disclosure to quantify the dividends paid to shareholders in November 2023.

2.   You disclose that almost all of PSI's operations are located in Hong Kong. Please revise your disclosure to clarify whether any of PSI's operations are located within mainland China.

Summary of Risk Factor, page 37

3.   We note your response to prior comment 4 and reissue the comment. Please revise to include cross-references to the more detailed discussion of each of these risks in the prospectus.

Risk Factors
Risks Related to AIB and the Business Combination
Nasdaq may delist AIB's securities from trading on its exchange prior to the Business Combination..., page 75

4.   We note your disclosure on page 76 that on May 7, 2024 AIB received a written notice from the Panel indicating that the Panel had decided to delist AIB's securities from Nasdaq and trading of AIB securities was suspended at the open of trading on May 9, 2024. Please revise your disclosure throughout the proxy statement/prospectus to reflect that AIB's securities have been delisted from Nasdaq and the risks and impacts this has on holders of your securities, including the obligations of PSI and Pubco. For example, we note that the business combination agreement may be terminated by PSI if AIB's ordinary shares have become delisted from Nasdaq and are not relisted within 60 days.

Enforceability of Civil Liabilities, page 254

5.   We note your disclosure that all of your directors and executive officers are nationals and/or residents of countries other than the United States. Please revise your disclosure to identify the relevant individuals who are located in Hong Kong or the PRC.

Annex D, page D-1

6.   Your response to prior comment 10 states that you have filed the complete final opinion delivered to the AIB Board. However, the cover page to the Fairness Opinion included as Annex D indicates that it is a draft. Please advise or revise.

        Please contact Gus Rodriguez at 202-551-3752 or Mark Wojciechowski at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Will Cai